FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2008

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes      No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                    .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Information regarding audited financial results as per Indian GAAP for the year ended March 31, 2008, unaudited financial results for the three months ended March 31, 2008 and recommendation of dividend.

2.	Audited consolidated financial results as per Indian GAAP for the year ended March 31, 2008.

3.	Press Release dated June 17, 2008.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
June 17, 2008	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13032

17 June 2008

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2008, Un-audited Financial Results for the three months ended 31 March 2008 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2008 and Un-audited Financial Results for the three months ended 31 March 2008, both according to Indian GAAP, which have been considered by the Board of Directors at their 179th meeting held on 17 June 2008.

2.	The Board of Directors has recommended a dividend of Rs.4.50 per share for the Financial Year 2007-08.

Yours faithfully,

For Tata Communications Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

Tata Communications Limited

LVSB Kashinath Dhuru Marg Prabhadevi Mumbai 400 028

Regd. Office : VSB Mahatma Gandhi Road, Mumbai 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, MUMBAI-400001.

A. AUDITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE YEAR ENDED

MARCH 31, 2008

(Rs. in crores)

	Particulars	For the nine months ended December 31	For the quarter ended March 31		For the year ended March 31,
		2007	2008	2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
1	Revenues from Telecommunication Services	2,433.06	850.24	1,039.04	3,283.30	3,735.32
2	Other Income	130.83	35.21	83.89	166.04	200.19
3	Total Income (1+2)	2,563.89	885.45	1,122.93	3,449.34	3,935.51
4	Expenditure
	a. Network Cost	1,389.32	463.35	532.47	1,852.67	1,906.99
	b. Operating and Other Expenses	392.58	175.56	194.41	568.14	635.38
	c. Salaries and Related Costs	178.55	63.88	50.46	242.43	240.52
	d. Depreciation and Amortisation	215.47	85.84	89.49	301.31	376.06
	e. Total Expenditure (4a to 4d)	2,175.92	788.63	866.83	2,964.55	3,158.95
5	Interest (net)	(13.08)	(10.53)	(1.61)	(23.61)	2.53
6	Profit before taxes and exceptional items (3-4e+5)	374.89	86.29	254.49	461.18	779.09
7	Exceptional Items :
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	—	—	3.67	—	23.86
	b. Fixed Assets written off	10.15	1.05	5.11	11.20	5.11
8	Profit Before Taxes (6-7)	364.74	85.24	245.71	449.98	750.12
9	Tax expense	119.14	26.38	86.21	145.52	234.82
10	Net Loss (-) / Profit (+) from Ordinary Activities after tax (8-9)	245.60	58.86	159.50	304.46	515.30
11	Paid up Equity Share Capital (Face value of Rs.10/- per share)	285.00	285.00	285.00	285.00	285.00
12	Reserves excluding revaluation reserve	—	—	—	6054.07	5,893.84
13	Earnings per Share (EPS)
	a. Basic and diluted earnings per share before exceptional items (Rs.) (not annualised)	8.85	2.09	5.80	10.94	18.75
	b. Basic and diluted earnings per share after exceptional items (Rs.) (not annualised)	8.62	2.07	5.60	10.68	18.08
14	Aggregate of public shareholding
	(a) Number of Shares	48,269,458	51,575,478	50,119,540	51,574,478	50,119,540
	(b) Percentage of Shareholding	16.94	18.10	17.59	18.10	17.59

B. Segment Information:

Business Segments:

(Rs. in crores)

Particulars	For the nine months ended December 31	For the quarter ended March 31		For the year ended March 31,
	2007	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	1251.65	443.75	548.79	1,695.40	1,994.29
Enterprise and Carrier Data	911.82	314.37	382.58	1,226.19	1,307.56
Others	269.59	92.12	107.67	361.71	433.47
Total	2433.06	850.24	1,039.04	3,283.30	3,735.32
Segment result
Wholesale Voice	132.35	66.55	140.29	198.90	486.72
Enterprise and Carrier Data	792.41	266.84	315.15	1,059.25	1,070.42
Others	86.44	41.68	26.12	128.12	143.01
Total	1011.20	375.07	481.56	1,386.27	1,700.15
Less:
(i) Interest (net)	(13.08)	(10.53)	(1.61)	(23.61)	2.53
(ii) Other Unallocable Expense (net)	(623.23)	(278.26)	(225.45)	(901.49)	(923.59)
Profit Before Taxes and exceptional items	374.89	86.29	254.49	461.18	779.09
Exceptional expenses	10.15	1.05	8.78	11.20	28.97
Profit before taxes	364.74	85.24	245.71	449.98	750.12
Tax Expense	119.14	26.38	86.21	145.52	234.82
Net Profit	245.60	58.86	159.50	304.46	515.30

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Exhibit 2

C. AUDITED CONSOLIDATED FINANCIAL RESULTS (INDIAN GAAP) FOR

THE YEAR ENDED MARCH 31, 2008

		(Rs. in crores)
	Particulars	For the year ended March 31,
		2008	2007
		(audited)	(audited)
1	Revenues from Telecommunication Services	8,262.98	8,611.21
2	Other Income	263.55	238.25
3	Total Income (1+2)	8,526.53	8,849.46
4	Expenditure
	a. Network Costs	4,763.47	5,242.78
	b. Operating and Other Expenses	1,759.35	1,448.59
	c. Salaries and Related Costs	895.00	866.21
	d. Depreciation, Amortisation and Impairment	784.41	783.00
	e. Total Expenditure (4a to 4d)	8,202.23	8340.58
5	Interest (net)	(164.18)	(136.44)
6	Profit / (Loss) before taxes and exceptional items (3-4e+5)	160.12	372.44
7	Exceptional Items :
	a. Expenditure on Voluntary Retirement / Separation Schemes	—	23.86
	b. Restructuring Costs	—	59.45
	c. Fixed Assets Written Off	11.20	8.05
8	Profit / (Loss) Before Tax (6-7)	148.92	281.08
9	Tax expense	176.89	279.41
10	Net Profit / (Loss) before Minority Interest (8-9)	(27.97)	1.67
11	Minority Interest – Share of Loss	38.27	13.73
12	Net profit / (Loss) (10+11)	10.30	15.40
13	Paid up Equity Share Capital (Face value of Rs.10 per share)	285.00	285.00
14	Basic and diluted earnings per share excluding exceptional items (Rs.)	(0.72)	2.89
15	Basic and diluted earnings per share including exceptional items (Rs.)	0.36	0.54

Notes:

1.	The standalone and the consolidated financial results of the Company for the year ended March 31, 2008 which have been audited by the statutory auditors, reviewed by the audit committee of the Board and have been approved by the Board of Directors at its meeting held on June 17, 2008.
2.	The High Courts of Bombay and Delhi approved the Scheme of arrangements to transfer the Company’s Retail Business Undertakings to its wholly owned subsidiary, VSNL Internet Services Ltd with effect from March 1, 2007. The results for the reported periods above have been recasted to reflect the effect of the aforesaid transfer.
3.	The Board of Directors of the Company at its meeting held on December 4, 2007 approved the merger of the Company’s wholly owned subsidiary, VSNL Broadband Limited with the Company effective March 1, 2007. Pending necessary statutory approvals and the merger becoming effective no adjustments have been carried out in the financial statements for the proposed merger.
4.	Provisions made in earlier quarters amounting to Rs. 76.39 crores no longer required have been written back during the quarter.
5.	The Board of Directors at its meeting held on June 17, 2008, proposed a dividend of Rs. 4.50 per equity share.

6.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current year’s figures.
7.	Investor Complaint status:

Outstanding as on January 01, 2008	Total received during the quarter ended March 31, 2008	Total resolved during the quarter ended March 31, 2008	Outstanding as on March 31, 2008
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH
Place : Mumbai	MANAGING DIRECTOR &
Date : June 17, 2008	CHIEF EXECUTIVE OFFICER

Exhibit 3

HQ/CS/CL.24B/13033

17 June 2008

Sir,

Sub:	Press Release “Tata Communications clocks $2.05 Billion in consolidated revenues, up 5% - 45% Dividend pay-out recommended”

Please find sent herewith a copy of the press release on the captioned subject issued today.

  Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan / Mr. Rajesh Chawathe, for SEC information requirements.

PRESS RELEASE

Media Contacts:

S Ravindran Tata Communications 9223306610 ravindran.s@tatacommunications.com	Kristen Massaro STC Associates + 1 212 725 1900 ext. 229 kristen@stcassociates.com	Sanjay Chaudhary Vaishnavi Corporate Comm + 91 9212743191 sanjayc@vccpl.com

Tata Communications clocks $2.05 Billion in consolidated revenues, up 5%.

45% Dividend pay-out recommended

Mumbai, June 17, 2008: Tata Communications clocked about Rs 8,263 crore (about US$ 2.05 Billion) in consolidated revenues for the year ended March 31, 2008, according to audited financial results under Indian GAAP.

Revenues were up 5% over the previous year in dollar terms but down 4% in Rupee terms due to the appreciation of the Indian rupee during FY08. The company’s Net Profits, according to Indian GAAP, were Rs 10 crores as against Rs 15 crore during the previous year.

“The year 2007-08 was a significant one in our history with the company being rebranded as Tata Communications. We continue to drive growth in our enterprise data services segment, while maintaining our leadership in the global wholesale market. Our global infrastructure and services platform coupled with major ongoing investments in emerging markets like India, Asia, Middle East and Africa will help us drive a new world of communications,” Mr. N Srinath, Managing Director and CEO of Tata Communications said.

The Company’s Board recommended a Dividend payout of 45 % i.e. Rs. 4.50 per share.

During the year, the Company was renamed as Tata Communications Limited and launched its new global identity of Tata Communications. The company also introduced several new services and partnerships, including:

•

Managed Hosting and Storage: Tata Communications launched its global Managed Hosting and Storage services for enterprises seeking to enhance efficiencies, reduce ownership costs, improve service quality and ensure business continuity in their IT infrastructure environments. These fully managed services offer streamlined, scalable and highly secure management of IT infrastructure, network and storage initially in three globally diverse, world class data centers in New York, Singapore and London.

•

Telepresence: Tata Communications was the first service provider in Asia Pac region to launch Cisco® certified Telepresence Connection Services globally. Cisco TelePresence is an innovative, realistic virtual meeting solution that creates unique, “in-person” experiences allowing real-time, face-to-face communication over a converged IP network.

•

China Market Entry: In February 2008, Tata Communications expanded its Global VPN service to China through an NNI (Network to Network Interface) agreement with China Enterprise Netcom Corporation Limited (China Entercom or CEC), a value-added telecommunication services and integrated IT solutions provider and subsidiary of CITIC (China International Trust and Investment Corporation).

•

Content Delivery Networks: Tata Communications and BitGravity announced a global strategic partnership to address growing demand for high-quality Video over the Internet. Tata Communications will co-brand, resell and jointly market BitGravity’s CDN technology platform worldwide leveraging its tier-1 IP network.

During 2007-08, the company also made major enhancements to its network & technology capabilities. The company announced and commenced the construction of the TGN - intra-Asia cable system linking Singapore, Hong Kong, Japan with an additional connection to the Philippines and potentially Vietnam. The company also announced and commenced the construction of a $250 million TGN Eurasia Cable system linking Mumbai to Paris, London, Madrid via Egypt. The company also rolled out one of the world’s largest commercial Wimax networks, offering services to both its enterprise and retail customers

Tata Communications (then VSNL) was named as the Best Pan-Asian Wholesale Provider at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year. Tata Communications was also presented with the “ATLANTIC-ACM Global Wholesale Best-in-Class Data Price” award at the 4th annual Global Wholesale Carrier Excellence Awards. Further, it also received the ‘Best Wholesale Carrier’ at the 2007 Telecoms World Awards, Middle East.

About Tata Communications

Tata Communications Limited along with its global subsidiaries (Tata Communications) is a leading global provider of the new world of communications. The company leverages its Tata Global Network, vertical intelligence and leadership in emerging markets, to deliver value-driven, globally managed solutions to the Fortune 1000 and mid-sized enterprises, service providers and consumers.

The Tata Communications portfolio includes transmission, IP, converged voice, mobility, managed network connectivity, hosted data center, communications solutions and business transformation services to global and Indian enterprises & service providers as well as, broadband and content services to Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, connectivity to more than 200 countries across 300 PoPs and more than one million square feet data center space. Tata Communications serves its customers from its offices in 80 cities in 40 countries worldwide. Tata Communications has a strategic investment in South African operator Neotel, providing the company with a strong anchor to build an African footprint.

The number one global international wholesale voice operator and number one provider of International Long Distance, Enterprise Data and Internet Services in India, the company was named “Best Wholesale Carrier” at the World Communications Awards in 2006 and was named the “Best Pan-Asian Wholesale Provider” at the 2007 Capacity Magazine Global Wholesale Telecommunications Awards for the second consecutive year.

Becoming the leading integrated provider to drive and deliver a new world of communications, Tata Communications became the unified global brand for VSNL, VSNL International, Teleglobe, Tata Indicom Enterprise Business Unit and CIPRIS on February 13, 2008.

Tata Communications Ltd. is a part of the $29 billion Tata Group; it is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.